UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Hanmi Financial Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

410495105
(CUSIP Number)
Brian E. Cho Chief Financial Officer Hanmi Financial Corporation 3660 Wilshire Boulevard, Penthouse A Los Angeles, California 90010 (213) 382-2200
_______________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 410495105

1	NAME OF REPORTING PERSON	Leading Investment & Securities Co., Ltd.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	3,571,018

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	3,571,018

	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	3,571,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.97% (2)

14	TYPE OF REPORTING PERSON	CO BD

(1)
Leading Investment & Securities Co., Ltd. forms part of a group with each of Dae Hyuk Park, IWL Partners LLC, Value F2, LLC and Leading Value Fund.  Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC.  IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park

is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2)
This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by Leading Investment & Securities Co., Ltd., divided by 51,182,390, which represents the total number of shares of Common Stock issued and outstanding as of May 17, 2010 after giving effect to the transaction reported herein.

CUSIP NO. 410495105

1	NAME OF REPORTING PERSON	Dae Hyuk Park

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC (2)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	3,571,018

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	3,571,018

	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	3,571,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.97% (3)

14	TYPE OF REPORTING PERSON	IN

(1)
Dae Hyuk Park forms part of a group with each of Leading Investment & Securities Co., Ltd., IWL Partners LLC, Value F2, LLC and Leading Value Fund.  Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC.  IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park

is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2)	The source of funds used in making the acquisition is the working capital of Leading Investment & Securities Co., Ltd.

(3)
This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, divided by 51,182,390, which represents the total number of shares of Common Stock issued and outstanding as of May 17, 2010 after giving effect to the transaction reported herein.

CUSIP NO. 410495105

1	NAME OF REPORTING PERSON	IWL Partners LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC (2)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	3,571,018

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	3,571,018

	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	3,571,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.97% (3)

14	TYPE OF REPORTING PERSON	OO

(1)
IWL Partners LLC forms part of a group with each of Leading Investment & Securities Co., Ltd., Dae Hyuk Park, Value F2, LLC and Leading Value Fund.  Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC.  IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park

is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2)	The source of funds used in making the acquisition is the working capital of Leading Investment & Securities Co., Ltd.

(3)
This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, divided by 51,182,390, which represents the total number of shares of Common Stock issued and outstanding as of May 17, 2010 after giving effect to the transaction reported herein.

CUSIP NO. 410495105

1	NAME OF REPORTING PERSON	Value F2, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC (2)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	3,571,018

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	3,571,018

	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	3,571,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.97% (3)

14	TYPE OF REPORTING PERSON	OO

(1)
Value F2, LLC forms part of a group with each of Leading Investment & Securities Co., Ltd., Dae Hyuk Park, IWL Partners LLC and Leading Value Fund.  Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC.  IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2)	The source of funds used in making the acquisition is the working capital of Leading Investment & Securities Co., Ltd.

(3)
This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, divided by 51,182,390, which represents the total number of shares of Common Stock issued and outstanding as of May 17, 2010 after giving effect to the transaction reported herein.

CUSIP NO. 410495105

1	NAME OF REPORTING PERSON	Leading Value Fund

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC (2)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	3,571,018

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	3,571,018

	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	3,571,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.97% (3)

14	TYPE OF REPORTING PERSON	OO

(1)
Leading Value Fund forms part of a group with each of Leading Investment & Securities Co., Ltd., Dae Hyuk Park, IWL Partners LLC and Value F2, LLC.  Dae Hyuk Park is the Chief Executive Officer and sole owner of IWL Partners LLC.  IWL Partners LLC is the general partner of Leading Value Fund, which is the sole owner of Value F2, LLC, which in turn owns approximately 32.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park directly owns approximately 3.3% of Leading Investment & Securities Co., Ltd. and IWL Partners LLC directly owns approximately 10.7% of Leading Investment & Securities Co., Ltd.  Dae Hyuk Park is also a director of each of Leading Value Fund and Value F2, LLC and the Vice Chairman of Leading Investment & Securities Co., Ltd.

(2)	The source of funds used in making the acquisition is the working capital of Leading Investment & Securities Co., Ltd.

(3)
This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, divided by 51,182,390, which represents the total number of shares of Common Stock issued and outstanding as of May 17, 2010 after giving effect to the transaction reported herein.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements or amends and restates, as indicated, the Statement on Schedule 13D filed on September 14, 2009, as amended by Amendment No. 1 to Schedule 13D filed on June 8, 2010, by the Reporting Persons (the “Schedule 13D”), with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Hanmi Financial Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 2 is being filed to amend and restate Item 5 of the Schedule 13D. Except as herein amended all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) There were 51,182,390 shares of Common Stock issued and outstanding as of the close of business on May 17, 2010.  As of the date hereof, Leading Investment has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote and shared dispositive power over 3,571,018 shares of Common Stock, which represents approximately 6.97% of the shares of Common Stock deemed to be issued and outstanding as of May 17, 2010, taking into account the total amount of outstanding shares of Common Stock beneficially owned by Leading Investment, divided by 51,182,390.  Beneficial and percentage ownership by each of the Reporting Persons of Common Stock, and voting power held by each Reporting Person, reported in this Item 5 is based on the foregoing and is limited to the number of shares of Common Stock such Reporting Person may acquire within 60 days.

Each of Park, IWL Partners, Value F2 and Leading Value Fund beneficially owns 3,571,018 shares of Common Stock by virtue of its or his relationship with Leading Investment.  Park is the Chief Executive Officer and sole owner of IWL Partners.  IWL Partners is the general partner of Leading Value Fund, which is the sole owner of Value F2, which in turn owns approximately 32.7% of Leading Investment.  Park also directly owns approximately 3.3% of Leading and IWL Partners directly owns approximately 10.7% of Leading Investment.  Park is also a director of each of Leading Value Fund, Value F2 and is the Vice Chairman of Leading Investment.  The Reporting Persons share voting power and dispositive power with respect to the 3,571,018 shares of Common Stock held by Leading Investment.

(c) Leading Investment has sold 581,380 shares of Common Stock of the Issuer in open market transactions since June 7, 2010.  The average sales price was $1.6229 before mark ups or mark downs.  The sales were made pursuant to the Sales Plan.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

LEADING INVESTMENT & SECURITIES CO., LTD.

Date: June 11, 2010	By:	/s/ Dae Hyuk Park
Dae Hyuk Park
Chairman and Chief Executive Officer

Date: June 11, 2010	/s/ Dae Hyuk Park
Dae Hyuk Park

IWL PARTNERS LLC

Date: June 11, 2010	By:	/s/ Dae Hyuk Park
Dae Hyuk Park
Vice Chairman and Chief Executive Officer

Date: June 11, 2010	VALUE F2, LLC

	By:	/s/ Dae Hyuk Park
Dae Hyuk Park
Representative Director

Date: June 11, 2010	LEADING VALUE FUND
by IWL Partners LLC in its capacity as the General Partner

	By:	/s/ Dae Hyuk Park
Dae Hyuk Park
Vice Chairman and Chief Executive Officer of IWL
Partners LLC